SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 December 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 01 December 2020 re: Directorate Change

1 December 2020

DIRECTOR CHANGE - LLOYDS BANKING GROUP PLC

Following the announcement yesterday that the Group has completed its succession planning with the appointment of Charlie Nunn to join the Group as the new Group Chief Executive Officer in 2021, António Horta-Osório has informed the Board that he has agreed to be proposed for election as Chairman of the Board of Credit Suisse Group AG with effect from 1st May 2021. Accordingly, he has agreed with the Board that he will step down as Group CEO and as a Director of the Group with effect from 30th April 2021. He will continue to fulfil all his current responsibilities until that date.

Lord Blackwell, Chairman, commented "On behalf of the Board I would like to congratulate António on this new role as he moves on after 10 years as Group Chief Executive Officer of Lloyds Banking Group. During his tenure he has transformed the Group's fortunes and established a solid operational and strategic base from which it can continue to build a successful future. He will leave next year with the Board's gratitude for all he has achieved, and for his assistance and support in our planning for the leadership succession."

As noted in yesterday's announcement, the Board has agreed that in the event of an interim period between Mr Horta-Osório stepping down and Mr Nunn joining the Group, William Chalmers, Group Chief Financial Officer will subject to regulatory approval take on the role of acting Group CEO in addition to his ongoing responsibilities as Group CFO, with the support of Robin Budenberg and Alan Dickinson in their roles as Chairman and Deputy Chairman. Arrangements would be made to support him in this role and manage his wider responsibilities appropriately.

- ENDS -

For further information

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                              +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 December 2020